May 31, 2022

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn: Christina Chalk

Senior Special Counsel

Office of Mergers & Acquisitions

Re: ZYNGA INC.

Schedule TO-I filed May 23, 2022

Filed by Zynga, Inc. and Take-Two Interactive Software, Inc.

SEC File No. 005-86543

Dear Ms. Chalk:

On behalf of our clients, Zynga, Inc. (f/k/a Zebra MS II, Inc.) (the “Successor Company”), and Take-Two Interactive Software, Inc. (“Parent” and together with the Successor Company, the “Company”), we are submitting this letter in response to the written comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated May 27, 2022 (the “Comment Letter”), with respect to the Tender Offer Statement on Schedule TO-I (SEC File No. 005-86543) (the “Tender Offer Statement”) filed by the Company with the Commission on May 23, 2022. In connection with this letter responding to the Staff’s comments, the Company is concurrently filing Amendment No. 1 to the Tender Offer Statement with the Commission (“Amendment No. 1”). Capitalized terms used in this letter but not defined have the meanings ascribed to such terms in the Notice of Fundamental Change, Make-Whole Fundamental Change, Share Exchange Event, Settlement Method and Entry into Supplemental Indenture to the Holders of 0.25% Convertible Senior Notes due 2024 (the “2024 Notes”), filed as Exhibit (a)(1)(i) to the Tender Offer Statement (the “2024 Notes Notice”) and (b) the Notice of Fundamental Change, Make-Whole Fundamental Change, Share Exchange Event, Settlement Method and Entry into Supplemental Indenture to the Holders of 0% Convertible Senior Notes due 2026 (the “2026 Notes” and, together with the 2024 Notes, the “Notes”), filed as Exhibit (a)(1)(ii) to the Tender Offer Statement (the “2026 Notes Notice”), as applicable.

Set forth below are the headings and text of the comments raised in the Comment Letter, followed by the Company’s responses thereto.

1.

The safe harbor provisions of the Private Securities Litigation Reform Act of 1995 do not apply to statements made in connection with a tender offer. See Section 27A(b)(2)(c) of the Exchange Act. Revise or delete the second sentence of this section accordingly.

Response

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised its disclosure under the header “Cautionary Note Regarding Forward-Looking Statements”. Please see the revised disclosure to the 2024 Notes Notice and the 2026 Notes Notice set forth in Amendment No 1.

Ms. Christina Chalk

Securities and Exchange Commission, Division of Corporation Finance

Office of Mergers & Acquisitions

May 31, 2022

2.

We note that as an alternative to tendering into this offer, holders of Notes may elect to surrender their Notes for exchange into Reference Property during the time period between May 23, 2022 and June 22, 2022. As you know, the offer is also open during that time period and the issuer of the Reference Property is a bidder on the Schedule TO. Given these facts, explain why purchases/exchanges of Notes pursuant to the Fundamental Change Conversion Right do not violate Rule 14e-5 as purchases outside this tender offer. To the extent that you believe an exemption from Rule 14e-5 is available, identify the exemption and describe the facts that you believe support your reliance upon it.

Response

The Company respectfully submits that, insofar as conversions of Notes pursuant to the Fundamental Change Conversion Right could be construed as the effective purchase/exchange of the Notes that are the subject of the offer to repurchase for cash pursuant to the Fundamental Change Repurchase Right (the “Repurchase Offer”), such conversions comply with Exchange Act Rule 14e-5 by virtue of the exemption contained in Exchange Act Rule 14e-5(b)(7), which exempts purchases pursuant to a contract if the following conditions are satisfied: (i) the contract was entered into before public announcement of the tender offer, (ii) the contract is unconditional and binding on both parties, and (iii) the existence of the contract and all material terms including quantity, price and parties are disclosed in the offering materials. Further, the Company believes that public policy is not consistent with, and, in fact, supports, not applying the prohibition of Rule 14e-5 to this situation.

First, as required under Exchange Act Rule 14e-5(b)(7)(i), the Holders’ right to convert the Notes as a result of the Combination is provided for in the Indentures pursuant to which the Notes were issued, each of which was entered into before the Repurchase Offer was made to Holders on May 23, 2022. Both the Fundamental Change Repurchase Right and the Fundamental Change Conversion right are contained in, (a) in the case of the 2024 Notes, the Indenture, dated as of June 14, 2019, between Old Zynga and the Trustee (the “2024 Original Indenture”), and (b) in the case of the 2026 Notes, the Indenture, dated as of December 17, 2020, between Old Zynga and the Trustee (the “2026 Original Indenture” and, together with the 2024 Original Indenture, the “Original Indentures”).

In connection with the Combination, each Original Indenture, as required thereunder, was supplemented by a supplemental indenture (the Original Indentures, as supplemented, the “Indentures”) entered into at the closing of the Combination on May 23, 2022. Such supplemental indentures provided, among other things, (a) that the Successor Company assumed all of Old Zynga’s rights and obligations under the Original Indentures, (b) that the right of each Holder to convert the principal amount of its Notes into shares of Old Zynga Common Stock was changed into a right to convert such principal amount of Notes into the Reference Property and (c) the Parent Guarantee. As further discussed in each Notice, one Unit of Reference Property represents 0.0406 shares of Parent’s common stock, par value $0.01 per share and $3.50 in cash, without interest, which collectively represents the per share consideration received by holders of Old Zynga Common Stock in connection with the Combination. Consequently, a Holder that elects to exercise its Fundamental Change Conversion Right will receive one Unit of Reference Property (i.e., merger consideration) for each share of Old Zynga Common Stock into which such Holder’s Notes would have been convertible in accordance with the Indenture (at the applicable Conversion Rate).

Second, as required under Exchange Act Rule 14e-5(b)(7)(ii), the Indentures are unconditional and binding on the Company, the Trustee and the Holders. The Company respectfully submits that the fact that, pursuant to the Indentures, the Fundamental Change Conversion Right is triggered by certain events and subject to the election of the Holder does not make it any less unconditional or binding on the Company.

Ms. Christina Chalk

Securities and Exchange Commission, Division of Corporation Finance

Office of Mergers & Acquisitions

May 31, 2022

The Indentures definitively provide that the Holders have the right to convert their Notes during the Fundamental Change Conversion Period and the Company is required to satisfy those conversions.

Third, as required under Rule 14e-5(b)(7)(iii), the existence of the Indentures and all material terms of the conversion right are described in detail in the Tender Offer Statement and, as applicable, the 2024 Notes Notice and the 2026 Notes Notice.

Based on the foregoing, the Company believes that Exchange Act Rule 14e-5(b)(7) is applicable to the conversion right and, accordingly, that any conversions of Notes, to the extent that they may be deemed purchases of Notes for Reference Property by the Company, are exempt from the application of Exchange Act Rule 14e-5.

Moreover, the Company believes that the policy considerations behind Rule 14e-5 are not inconsistent with a simultaneous conversion right and Repurchase Offer. As stated in Rule 14e-5(a), the prohibition of purchases outside the tender offer is intended “as a means reasonably designed to prevent fraudulent, deceptive or manipulative acts or practices in connection with a tender offer for equity securities.” The Company respectfully submits that an exercise by a Holder of its contractual conversion right with respect to the Notes and the Company’s corresponding settlement would not result in any of the abuses that Rule 14e-5 was intended to prohibit since, among other things, the Company is unable to affect the timing or probability of a Holder’s conversion decision. In addition, as initially stated by the Commission in Release No. 34-8712, and restated by the Commission in Release No. 33-7760, Rule 14e-5 protects investors by preventing a bidder from extending greater or different consideration to some security holders by offering to purchase their securities outside the offer, while other security holders are limited to the offer’s terms. Here, the contractual conversion right is maintained by all Holders to whom the Repurchase Offer was made and is available to every Holder at all times during the period in which the Fundamental Change Repurchase Right is available. Furthermore, the Fundamental Change Conversion Right and Fundamental Change Repurchase Right are standard terms that have been included in convertible debt instruments for many years to benefit holders. They are designed to provide holders with two protections in the event of a change of control of the Company: (1) a conversion right, which allows a holder to convert in connection with the merger if the value of the consideration payable upon conversion exceeds the principal amount of the debt security and (2) a repurchase or “put” right, which allows a holder to receive from the Company the principal amount of the debt security (plus accrued interest) if the value of the consideration payable upon conversion is less than the principal amount. The terms of these provisions are set at the time of issuance of the debt securities and, the Company respectfully submits, are entirely consistent with the investor protection goals underpinning Exchange Act Rule 14e-5.

* * *

Ms. Christina Chalk

Securities and Exchange Commission, Division of Corporation Finance

Office of Mergers & Acquisitions

May 31, 2022

Please contact me at (212) 728-8662 with any questions or comments you may have regarding this letter or Amendment No. 1.

Very truly yours,

/s/ Laura L. Delanoy
Laura L. Delanoy

Copy (w/encl.) to:

Daniel Emerson

Executive Vice President and Chief Legal Officer

Take-Two Interactive Software, Inc.

110 West 44th Street

New York, New York 10036